OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

EVERGREEN SOLAR, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30033R108

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R108

Person 1
1.	(a) Names of Reporting Persons. CNH Partners, LLC 13-4172062; CNH CA Master Account, L.P. 42-1571441
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) [X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 0

6. Shared Voting Power 4.375% Convertible Subordinated Notes that are convertible into 4,553,451 shares of common stock.

7. Sole Dispositive Power 0

8. Shared Dispositive Power 4.375% Convertible Subordinated Notes that are convertible into 4,553,451 shares of common stock.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.375% Convertible Subordinated Notes that are convertible into 4,553,451 shares of common stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 6.27%

12.	Type of Reporting Person (See Instructions)

PN

Item 1.
	(a)	Name of Issuer EVERGREEN SOLAR, INC.
	(b)	Address of Issuer's Principal Executive Offices
138 Bartlett Street, Marlboro, MA 01752

Item 2.
	(a)	Name of Person Filing CNH Partners, LLC 13-4172062; CNH CA Master Account, L.P. 42-1571441
	(b)	Address of Principal Business Office or, if none, Residence Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830
	(c)	Citizenship Cayman Islands
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 30033R108

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 4.375% Convertible Subordinated Notes that are convertible into 4,553,451 shares of common stock.
	(b)	Percent of class: 6.27%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 4.375% Convertible Subordinated Notes that are convertible into 4,553,451 shares of common stock.
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 4.375% Convertible Subordinated Notes that are convertible into 4,553,451 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 06, 2007
Date

/s/ Bradley Asness
Signature

Bradley Asness, Secretary
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Advisor Consultant Network, Inc. Copyright © 2006